Second Quarter Interim Report
June 30, 20 05

Report to Shareholders

We have had an interesting and in many respects exciting quarter. A renewed sense of optimism has taken hold at Zi Corporation. Today we are energized, upbeat and more committed than ever, thanks to the tremendous progress we have made in expanding our product line and market opportunities.

Our management team has adopted a "back-to-basics" approach and we are all singularly focused on revenue growth and profitability. The foundation of our growth-our customer base, advanced product line and the number of new device models embedded with our technologies-continues to expand, fueling our optimism for the future.

The second quarter was busy and enlightening and we made a strategic decision to revisit all our product, sales and marketing opportunities across all regions. We found our opportunities to be significant.

Here are some of the highlights of our accomplishments from the second quarter. We

> accelerated our go-to-market strategy for Qix™

> revamped our sales and marketing organization
   worldwide;

> created new strategies to leverage the success of our
   core product as a  result of a recent tier one OEM
   endorsement and best of breed product features;

> focused on building further relationships through account
   plans to penetrate the larger OEM's, ODM's and carriers,
   globally;

> developed new deals for Decuma® with major Japanese
   clients; and

> increased traction with clients through the offering of a
   suite of products.

Today, we have four proprietary products for the global wireless marketplace that we are convinced will bolster our competitive edge and drive future revenues. They include:

> the latest enhanced versions of our proven and feature-
   rich eZiText®

> our eZiTap™ predictive text input products

> our Decuma natural handwriting recognition software
   available  in Japanese, Chinese and 15 Western
   languages, with more to come; and

> our uniquely powerful and simple to use Qix service
   discovery engine, which enhances a user's experience
   with a mobile device and drives service adoption and
   usage, is enjoying a very promising  initial trial run
   with Virgin Mobile in the UK.

We announced Qix at 3GSM in Europe, CTIA in North America and more recently CommunicAsia in Singapore and the response has been great with excellent feedback from the wireless industry and the media.

While media and industry interest are important, customer demand is paramount. Earlier this year we began pursuing carrier trials of Qix with a go-to-market strategy of establishing a value proposition with carriers based on increased average revenue per user (ARPU). This continues and we have augmented the strategy. We have demand from OEMs for Qix. This led to a Qix version that is distinguished from the carrier version, and can be sold more quickly to our valued OEMs.

From products to customers, we are positioned to address an increasingly larger piece of the global wireless industry. Our product portfolio supports 48 different language databases, 70 additional language interfaces and has the ability to address user needs in more than 130 countries.

Our growing global customer base includes more than 125 handset manufacturers, and our technologies can be found in the handsets of such leading manufacturers as Sony, Sony Ericsson, Samsung, LG Electronics, Flextronics, HP, Sanyo, Fujitsu, Kyocera, and now Nokia. We are starting to focus on more penetration into these accounts, which can be accomplished through our new initiatives to improve selling, pricing and product features and a product suite that includes Qix.

There is no question that Qix, for which we coined the slogan "Know more, Do more," is helping drive our enthusiasms. Qix simply makes a new and more complex generation of mobile phones richer and easier to use. All the marketing hoopla aside, people are more often intimidated, not excited, by the bevy of extraordinary new applications attached to their mobile phones. People have neither the time nor the inclination to figure out how to relieve their anxieties. Remarkably, less than three percent of the world's mobile phone users ever bother to read their new instructional manuals. Qix was designed to make the new world of mobile phones much less daunting.

In simple terms, Qix is to mobile phone users what Google is to the Internet-a search engine. With Qix, we have taken the search engine concept and applied it to mobile devices. Type in a letter or two and Qix places all those applications at your fingertips. Email is easy, only a click away. Text messaging is easy, so is taking a photograph or sending it to a friend. People can now tap into all the powers of a wireless device.

All of these exciting developments and new company strengths have positioned us to expand penetration of our existing markets and accelerate entry into new segments of the booming global wireless industry. Among those with the greatest potential are the wireless carriers and network operators where, with Qix, we can provide a cost effective and one-of-a-kind product that can drive service adoption and usage, increasing carrier revenues by making often under utilized applications easier to access and use.

Our product development, sales and marketing efforts are now being led by Milos Djokovic, our Chief Operating Officer. Milos has proven he can sense the needs of the marketplace and deliver products successfully to fill those needs. We believe we are in excellent hands thanks to Milos' expertise and creativity. To help him, he has enlisted a completely new team including a new head of European sales, a new head of carrier development and a new head of North American sales all of whom know our industry, understand the value of our product line and who have hit the ground running.

We would also like to take this opportunity to thank Mike Donnell for his contribution to Zi. Mike spent nearly two years with us and fostered a spirit of innovation. He also brought Milos to us and we thank him for that as well.

On the financial side, revenue from our Zi Technology business was $2.9 million in this year's second quarter up sequentially from $2.7 million in the first quarter of this year. Zi Technology revenue in the prior year comparable quarter was $3.3 million. During the second quarter we continued to experience a revenue decline from two large customers that together are generating 57 percent less revenue compared to a year ago. Otherwise, our royalty revenue increased during the quarter by 32 percent year over year. We remain confident these customers will rebound.

Total reported Zi Corporation revenue was $3.1 million, a 10 percent increase from the first quarter of 2005 and eight percent decline year over year. Included in the 2005 second quarter was other product revenue from e-Learning of $207,000 compared to $102,000 a year earlier. The net loss for the 2005 second quarter was $181,000, or a loss per basic and diluted share of $0.00, compared to net income of $254,000, or $0.01 per basic and diluted share in the year-earlier period.

Finally, it's exciting to note that the trends in the wireless handset marketplace today are playing into Zi's strong suits, not moving away from us. People are demanding handheld devices that are richer but simpler, precisely the two qualities our products deliver. Carriers are demanding new ways to capture and drive revenue from new data applications-a need we are well positioned to fill. One of the fastest growing revenue drivers in the wireless business today is text messaging, the quickest, easiest and most economical way for handset users to communicate. Text messaging is literally exploding all over the world. One billion short messages are sent every day. Our predictive text products, eZiText, eZiTap and our new Decuma handwriting recognition, make text messaging simpler and are gaining market share. On top of all that, Qix makes navigating the myriad of handset applications intuitive and simpler, which will ensure greater utilization of those applications and make Zi and our customers more prosperous.

We would like to again thank all of our shareholders for their continued support and we look forward to sharing with you Zi's progress throughout the rest of 2005.

August 12, 2005

2 SECOND QUARTER REPORT